Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

STRONG PRICING DRIVES DOUBLE-DIGIT SALES GROWTH

•	Year-to-date pricing covering input-cost inflation in dollar terms.

•	All regions with strong pricing performance.

•	EMEA region with 17% EBITDA growth.

•	CO2 emissions reduced by ~3% year-to-date.

•	Upgrade from Fitch Ratings to BB+; only one notch away from Investment Grade rating.

•	CEMEX Go evolving into industry-first fully automated experience.

MONTERREY, MEXICO. JULY 28, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today continued solid top line growth, with second quarter Net Sales growing 11%. Pricing was the main driver with cement, ready-mix and aggregates, increasing 16%,12%, and 14%, respectively. With a difficult second quarter 2021 comparison base, EBITDA decreased by 8%, primarily due to higher energy costs and supply chain disruptions.

CEMEX’s Consolidated 2022 Second Quarter Financial and Operational Highlights

•	Net Sales increased 11% to US$4,080 million.

•	Operating EBITDA decreased 8% to US$723 million.

•	Operating EBITDA margin declined by 3.4 pp year-over-year.

•	Free Cash Flow after Maintenance Capital Expenditures was US$154 million.

•	Net Income of US$265 million.

•	Return on capital employed, excluding goodwill, for previous 12 months of 13.2%.

“I am pleased that our pricing strategy is yielding results and has fully offset inflationary costs in the quarter. With improved supply chain dynamics and continued success of our pricing and cost containment strategies, we remain confident we can recover 2021 margins,” said Fernando A. González, CEO of CEMEX. “Our decarbonization program, Future in Action, continues making significant progress, with record levels of alternative fuel usage and clinker factor resulting in a 3% reduction in CO2 emissions in the first half of this year. We remain on track to achieve our ambitious 2030 goals, and on the right path to achieve carbon neutrality. On the digital innovation front, our industry-leading digital platform CEMEX Go continues evolving to provide our customers a superior fully automated digital experience.”

Geographical Markets 2022 Second Quarter Highlights

In the Europe, Middle East, Africa and Asia region, Net Sales increased 12% in the second quarter, to US$1,294 million. Operating EBITDA was US$193 million for the quarter, 8% higher.

Net Sales in Mexico increased 7% in the second quarter, to US$998 million. Operating EBITDA decreased 4% in the second quarter, to US$320 million.

CEMEX’s operations in the United States reported Net Sales of US$1,296 million in the second quarter, an increase of 15%. Operating EBITDA decreased 24% to US$162 million in the second quarter.

CEMEX’s operations in the South, Central America and the Caribbean region, reported Net Sales of US$418 million in the second quarter, an increase of 10%. Operating EBITDA decreased 7% to US$99 million in the quarter.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

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